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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Elms, John H.		SpectraLink Corporation (SLNK)
	5755 Central Avenue	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			2/6/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Boulder, CO 80301 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President of Operations

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

														0

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Incentive Stock Option (right to buy)		$3.563

	Non-Qualified Stock Option (right to buy)		$3.563

	Non-Qualified Stock Option (right to buy)		$4.563

	Incentive Stock Option (right to buy)		$4.563

	Non-Qualified Stock Option (right to buy)		$9.125

	Incentive Stock Option (right to buy)		$9.125

	Incentive Stock Option (right to buy)		$10.1875

	Non-Qualified Stock Option (right to buy)		$10.1875

	Incentive Stock Option (right to buy)		$9.16

	Non-Qualified Stock Option (right to buy)		$9.16

	Incentive Stock Option (right to buy)		$8.35		2/6/03				A	V		10,880

	Non-Qualified Stock Option (right to buy)		$8.35		2/6/03				A	V		34,120

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable (1)	Expiration Date		Title	Amount or Number of Shares

	4/28/00	4/28/07		Common Stock	36,498				36,498		D

	4/28/00	4/28/07		Common Stock	16,628				16,628		D

	10/20/00	10/20/07		Common Stock	4,823				4,823		D

	1/20/01 (2)	10/20/07		Common Stock	7,157				7,157		D

	1/19/01	1/19/08		Common Stock	14,583				14,583		D

	1/19/03 (3)	1/19/08		Common Stock	5,417				5,417		D

	1/20/04 (4)	2/20/11		Common Stock	12,150				12,150		D

	2/20/02	2/20/11		Common Stock	52,850				52,850		D

	1/6/05 (5)	2/6/12		Common Stock	10,613				10,613		D

	2/6/03	2/6/12		Common Stock	54,387				54,387		D

	1/6/06 (6)	2/6/13		Common Stock	10,880				10,880		D

	2/6/04	2/6/13		Common Stock	34,120				34,120		D

Explanation of Responses:

(1) Date exercisable reflects first date on which any options become exercisable. Unless otherwise limited by rules governing incentive stock options, options granted become exercisable at a rate of 25% after 12 months from the date of grant and ratably per month thereafter, conditioned upon continued employment. Full vesting occurs 48 months from the date of grant.

(2) Due to limitations imposed under rules governing incentive stock options, initial vesting of this option commenced January 2001.

(3) Due to limitations imposed under rules governing incentive stock options, initial vesting of this option will commence January 2003.

(4) Due to limitations imposed under rules governing incentive stock options, initial vesting of this option will commence January 2004.

(5) Due to limitations imposed under rules governing incentive stock options, initial vesting of this option will commence January 2005.

(6) Due to limitations imposed under rules governing incentive stock options, initial vesting of this option will commence January 2006.

/s/ JOHN H. ELMS **Signature of Reporting Person	2/6/03 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.